CHAPTER II

Ontario’s Economic Outlook

and Fiscal Plan

Section A: Overview
HIGHLIGHTS

ONTARIO’S ECONOMY
▪	Government-projected 2010 real GDP growth — 2.7 per cent.
▪	Projected 2010 real GDP growth, private-sector average —3.0 per cent.
▪	Government and private-sector average projected 2011 real GDP growth — 3.2 per cent.
▪	Net new jobs since May 2009 — 91,700.
▪	Net new jobs since October 2003 — 331,700.
▪	Projected net new jobs in 2010–13 — 504,000.

ONTARIO’S FINANCES

▪	2009–10 interim deficit — $21.3 billion, down from $24.7 billion forecast in the Fall 2009 Ontario Economic Outlook and Fiscal Review.

▪	2010–11 deficit projection — $19.7 billion, down from $21.1 billion forecast in the Fall 2009 Ontario Economic Outlook and Fiscal Review.

▪	The government has a responsible plan to cut the deficit in half in five years and eliminate it in eight years.

IMPROVED TRANSPARENCY IN FINANCIAL REPORTING

▪
Starting with this Budget, changes have been made in how certain revenues and expenses are presented, in order to improve the transparency of financial reporting. These changes do not affect the province’s annual surplus or deficit result, the accumulated deficit or the underlying levels of revenue and expense.

Section A: Overview

2010 Budget — Numbers at a Glance Table 1
Ontario’s Economy:		Provincial Finances:
Projected Real GDP Growth, 2010	2.7%	2010–11 Deficit Projection	$19.7 billion
Avg. Private-Sector Growth, 2010	3.0%	2010–11 Revenue Plan	$106.9 billion
Projected Real GDP Growth, 2011	3.2%	2010–11 Expense Plan	$125.9 billion
Jobs since May 2009	91,700	2010–11 Reserve	$0.7 billion
Jobs since October 2003	331,700	Accumulated Deficit-to-GDP Ratio (2003–04)	25.2%
Real GDP (2009 above 2003)	6.2%	Accumulated Deficit-to-GDP Ratio (2009–10)	23.7%
Real Disposable Income (2009 above 2003)	18.8%

Over the past year, Ontario’s economy has been hit hard by the global economic downturn — including a recession in the United States, heightened financial market turmoil, and a contraction in the manufacturing sector. To help lessen the burden of the recession on Ontario’s families and businesses, the government took decisive measures and made responsible choices. These necessary investments have contributed to a projected deficit of $21.3 billion for 2009–10.

The government has been quick to act on the fiscal challenge that faces Ontario. Building on its track record, the government has introduced measures to achieve significant fiscal savings — both this year and over the medium term — that have allowed the government to achieve lower deficit projections than were published in the Fall 2009 Ontario Economic Outlook and Fiscal Review.

There are now clear signs that the Ontario economy has stabilized and that recovery is taking shape. Growth is expected to strengthen due to improving global demand, significant government actions to support jobs and the economy, and government policies to promote long-term competitiveness and growth.

Ontario has established a strong foundation for future prosperity through its tax plan for jobs and growth and by making major investments in key public services and infrastructure. As the government’s stimulus is wound down and economic growth takes hold, Ontario will continue to build on that foundation with its five-year Open Ontario plan and by modernizing government operations. These measures will allow it to hold program expense growth to a rate less than the growth in revenue and cut the deficit in half within five years. As a result, the Province is projecting diminishing deficits of $19.7 billion in 2010–11, $17.3 billion in 2011–12 and $15.9 billion in 2012–13, with a balanced budget by 2017–18.

Ontario’s Economic Outlook and Fiscal Plan

Section B: 2009–10 Interim Fiscal Performance

Section B: 2009–10 Interim Fiscal Performance

As outlined in the Fall 2009 Ontario Economic Outlook and Fiscal Review, lower 2008–09 results and a weaker economy in 2009 led to a significant reduction in projected revenues for 2009–10. Total expense increased as the Province invested to support job creation and lessen the impact of the economic downturn on Ontarians.

Since the fall of 2009, Ontario’s economy has stabilized and begun to recover while the Province’s finances have improved and strengthened. There are clear signs that Ontario’s economic recovery is taking shape. Jobs, gross domestic product (GDP), merchandise exports and manufacturing sales have all improved from lows posted during the recession. However, the pace of recovery has been moderate and these key indicators remain below pre-recession levels (see Section C of this chapter). The economic recovery has improved the Province’s finances through a modest increase in taxation revenues.

In addition, as the global recession took hold, the government took immediate action to manage spending while protecting the quality and sustainability of public services. Building on its track record of fiscal responsibility, the government tasked the Treasury Board Working Group with leading the 2009 expenditure management review to ensure taxpayers’ dollars are spent effectively. Going forward, the Province will continue implementing expenditure management measures to support its commitment to return to fiscal balance (see Chapter I, Section B).

The government’s plan is producing results. The Province is now projecting a $21.3 billion deficit in 2009–10, an improvement of $3.4 billion from the $24.7 billion deficit forecast published in the Fall 2009 Ontario Economic Outlook and Fiscal Review.

The improved fiscal projection is mainly due to a $1.9 billion reduction in program expense resulting from the government’s prudent management of expense, as well as lower costs associated with the Provincial response to the H1N1 flu virus. In addition, the Province’s interest on debt expense projection is $0.5 billion below the fall forecast.

IMPROVED TRANSPARENCY IN FINANCIAL REPORTING —
        IMPACTS ON ONTARIO’S FISCAL PLAN

Starting with this Budget, a number of items will be presented differently for improved transparency in reporting. These changes are being made to comply with recently revised Public Sector Accounting Board standards. These presentation changes do not impact the Province’s annual surplus/deficit results or underlying revenues and expenses.

The principal change is the treatment of Education Property Tax. Previously, Education Property Taxes collected by municipalities for local school boards were netted against (i.e., subtracted from) Education expense. Under the new presentation, Education Property Taxes are included in Provincial revenue and are no longer netted against Education expense.

To facilitate comparisons, the Province’s historical revenues and expenses have been restated to account for this reporting change. The following table illustrates how this change affects the Province’s 2008–09 financial results.

Presentation in the Fall 2009 Economic Outlook and Fiscal Review			New Presentation in the 2010 Budget
($ Billions)	Actual 2008–09		($ Billions)	Actual 2008–09
Revenue			Revenue
Taxation Revenue	62.4	$6.5 B ↑	Taxation Revenue	68.9
⋮	⋮		⋮	⋮
Total Revenue	90.5		Total Revenue	96.9
Expense			Expense
Health Sector	40.7		Health Sector	40.7
Education Sector	13.2	$6.5 B ↑	Education Sector	19.6
⋮	⋮		⋮	⋮
Total Expense	96.9		Total Expense	103.3
Reserve	–		Reserve	–
Surplus / (Deficit)	(6.4)		Surplus / (Deficit)	(6.4)

Note that while the surplus/deficit of the Province as well as the accumulated deficit are unaffected by this change in presentation, there has been a change in the calculation of net debt. See Addendum to the 2010 Ontario Budget: Ontario’s Plan to Enhance Accountability, Transparency and Financial Management for more information.

2009–10 In-Year Fiscal Performance Table 2 ($ Millions)
	Fall Outlook1	Interim	Change from Fall Outlook
Revenue	96,648	96,409	(239)
Expense
Programs	110,757	108,809	(1,949)
Interest on Debt	9,406	8,930	(476)
Total Expense	120,163	117,739	(2,425)
Reserve	1,200	–	(1,200)
Surplus/(Deficit)	(24,716)	(21,330)	3,386
1 Both revenue and expense have been restated to reflect fiscally neutral accounting changes from incorporating the education property tax. Note: Numbers may not add due to rounding.

The interim outlook for 2009–10 projects that revenue will be 0.2 per cent below the forecast in the Fall 2009 Ontario Economic Outlook and Fiscal Review. Total expense for 2009–10 is projected to decrease by 2.0 per cent from the fall forecast.

The reserve has been drawn down to help offset the impact of slower economic growth on the Province’s fiscal performance.

The 2009–10 interim results are based on the best information available as of early March 2010. Given the preliminary nature of the interim forecast, these projections are subject to change as actual Provincial revenue and expense are finalized in the 2009–10 Public Accounts.

IN-YEAR REVENUE PERFORMANCE

Total revenue in 2009–10 is estimated to be $96,409 million. This is $239 million or 0.2 per cent below the Fall 2009 Ontario Economic Outlook and Fiscal Review forecast.

Summary of Revenue Changes since the Fall Table 3 2009 Ontario Economic Outlook and Fiscal Review ($ Millions)
		Interim 2009–10
Taxation Revenue		257

Government of Canada
Infrastructure	(777)
Other	96
		(681)
Income from Government Business Enterprises
Ontario Power Generation Inc. and Hydro One Inc.	(186)
Ontario Lottery and Gaming Corporation	(83)
Liquor Control Board of Ontario	93
All Other Government Business Enterprises	7
		(169)
Other Non-Tax Revenue
Power Sales	472
Other Non-Tax Revenue	(118)
		354
Total Revenue Changes		(239)
Note: The Fall 2009 Ontario Economic Outlook and Fiscal Review forecast is restated to reflect accounting changes due to the implementation of line-by-line consolidation of controlled broader public-sector organizations. For a restated version of the 2009 Budget and Fall 2009 Ontario Economic Outlook and Fiscal Review revenue outlook, see Section D of this chapter.

Revenue Changes

Highlights of key 2009–10 revenue changes from the Fall 2009 Ontario Economic Outlook and Fiscal Review forecast are as follows:

▪	Taxation Revenues are slightly higher (0.4 per cent) than projected due to favourable changes in the composition of economic growth.

▪
Transfers from the Government of Canada for infrastructure are $777 million lower due to revised timelines for capital projects and changes in federal funding. A significant portion of the expenditure planned for 2009–10 will occur in 2010–11 or later years.

▪	Other Government of Canada transfers are $96 million higher, largely due to Labour Market program funding re-profiled to 2009–10.

▪
The combined net income of Hydro One Inc. and Ontario Power Generation Inc. (OPG) is estimated to be $186 million lower, largely due to lower electricity market prices received by OPG for its unregulated and non-contracted electricity output.

▪	Ontario Lottery and Gaming Corporation net income is $83 million lower, mainly due to lower gaming revenue from slot machines and casinos.

▪	Net income from the Liquor Control Board of Ontario is $93 million higher due to stronger-than-expected sales, including better-than-expected sales of higher-margin products.

▪
All Other Government Business Enterprises are $7 million higher, largely due to an accounting change in reporting financial results for the Ontario Northland Transportation Commission (ONTC). The impact of the reporting change is fiscally neutral.

▪
Revenues recorded under Power Sales are $472 million higher due to the Lambton and Nanticoke support contract between the Ontario Electricity Financial Corporation and OPG. The increase in “Power Purchase” expense for the Lambton and Nanticoke contract is fully offset by the increase in revenues recovered from electricity ratepayers under Power Sales.

▪
Other Non-Tax Revenue is $118 million lower, largely due to lower Electricity Debt Retirement Charge revenue, lower Vehicle and Driver Registration Fees, lower Royalties, and lower Other Fees, Licences and Permits. These decreases are partially offset by higher Reimbursements and Sales and Rentals revenues.

IN-YEAR EXPENSE PERFORMANCE

Total expense in 2009–10 is currently projected to be $117,739 million, a decrease of $2,424.7 million, or 2.0 per cent, from the Fall 2009 Ontario Economic Outlook and Fiscal Review forecast.

Summary of Expense Changes since the Fall Table 4 2009 Ontario Economic Outlook and Fiscal Review ($ Millions)
Interim 2009–10
Program Expense Changes
Health Sector	(599.6)
Education Sector1	(47.5)
Postsecondary and Training Sector	(237.9)
Children’s and Social Services Sector	141.0
Justice Sector	(62.4)
Other Program Expense Changes	(1,142.3)
Total Program Expense Changes	(1,948.7)
Interest on Debt	(476.0)
Total Expense Changes	(2,424.7)
1Excludes Teachers’ Pension Plan.

Expense Changes

Highlights of key 2009–10 expense changes from the Fall 2009 Ontario Economic Outlook and Fiscal Review forecast are as follows:

▪
Health sector expense decreased by $599.6 million, primarily due to lower-than-anticipated costs to respond to the H1N1 flu virus and revised timelines for capital projects related to the Recreational Infrastructure Canada Program in Ontario and the Ontario Recreation Program that will now be implemented in 2010–11.

▪	Education sector expense decreased by $47.5 million, due to lower Ministry of Education spending on administration and other programs.

▪	Postsecondary and Training sector expense decreased by $237.9 million, primarily due to revised implementation timelines for various capital projects.

▪
Children’s and Social Services sector expense increased by $141.0 million, mainly to support the delivery of programs for the vulnerable, including social assistance and child protection services. This increase also includes $18.3 million for community projects to support the renewal of social services facilities used by low-income and vulnerable Ontarians.

▪	Justice sector expense decreased by $62.4 million, primarily due to revised schedules for courthouse and correctional facility construction projects.

▪
Other program expense decreased by $1,142.3 million in 2009–10, reflecting the balance of changes in program expense. These include ministries’ savings as a result of expenditure management measures, revised schedules for infrastructure projects to be completed in 2010–11, as well as a decrease in expenses of various consolidated organizations. The Operating Contingency Fund has been maintained at $50.0 million in recognition of expense changes that could materialize as the 2009–10 Public Accounts are finalized.

▪
Interest on Debt expense is $476.0 million lower than forecast in the Fall 2009 Ontario Economic Outlook and Fiscal Review. This amount reflects the impact of lower-than-forecast interest rates on floating rate debt, more financing at shorter-term maturities, and a lower deficit than forecast in the Fall 2009 Ontario Economic Outlook and Fiscal Review.

Ontario’s Economic Outlook and Fiscal Plan

Section C: Ontario’s Economic Outlook

Section C: Ontario’s Economic Outlook

OVERVIEW

Ontario’s families and businesses are still feeling the effects of the global financial and economic crisis. Despite the rebound of 91,700 jobs since May, Ontario employment is still down by 158,000 jobs from the pre-recession level. Over the five-year period before the global recession, Ontario employment had increased by almost 490,000 net new jobs. The global economy remains fragile, which is a threat to Ontario’s continuing recovery.

The Ministry of Finance is projecting real gross domestic product (GDP) growth of 2.7 per cent in 2010, 3.2 per cent in 2011, 3.2 per cent in 2012 and 3.0 per cent in 2013, slightly below or in line with the private-sector average each year.1 Growth is expected to strengthen due to improving global demand for Ontario exports, significant government actions to support jobs and the economy (see Chapter I: Ontario’s Plan for Prosperity) and government policies to promote long-term competitiveness and growth (see Chapter III: Tax and Pension Systems for Ontario’s Future).
____________________

1	This forecast is based on information available up to March 12, 2010.

Ontario Economic Outlook Table 5 (Per Cent)
	2007	2008	2009	2010p	2011p	2012p	2013p
Real GDP Growth	2.3	(0.5)	(3.4e)	2.7	3.2	3.2	3.0
Nominal GDP Growth	4.5	0.4	(3.5e)	4.4	5.0	5.3	5.0
Employment Growth	1.6	1.4	(2.4)	1.1	2.1	2.3	2.0
CPI Inflation	1.8	2.3	0.4	1.9	2.1	2.0	2.0
e = estimate. p = Ministry of Finance planning projection. Sources: Statistics Canada and Ontario Ministry of Finance.

Due to the sharp decline in GDP resulting from the global recession, Ontario real GDP is expected to remain below its pre-recession level until the first quarter of 2011. Since employment growth tends to lag real GDP growth, it is expected to take somewhat longer for the province to see the same level of employment as before the global recession.

SIGNS OF ECONOMIC RECOVERY IN ONTARIO

There are clear signs that the Ontario economy has stabilized and that a recovery is taking shape. All major indicators in Ontario have improved from lows posted during the recession.

Economic Recovery Post-Recession Table 6
	Pre-Recession Levels	Global Recession	Recovery to Date
Jobs (000s)	6,722.8	(249.7)	+91.7
Real GDP ($ Billions, 2002)	534.9	(25.1)	+10.3
Merchandise Exports ($ Billions)	14.3	(4.9)	+1.7
Manufacturing Sales ($ Billions)	24.4	(7.4)	+2.7
Retail Sales ($ Billions)	12.8	(1.2)	+1.0
Sources: Statistics Canada and Ontario Ministry of Finance.

Ontario real GDP declined for four consecutive quarters, falling 4.7 per cent from the second quarter of 2008 to the second quarter of 2009. Since the low point, Ontario real GDP has increased for two consecutive quarters, rising 0.5 per cent in the third and 1.6 per cent in the fourth quarter of 2009. Despite the improvement, the level of real GDP is still 2.8 per cent below the pre-recession level.

In the period from September 2008 to May 2009, Ontario employment dropped by 249,700. Since May 2009, as the Ontario economy has stabilized, employment has increased by 1.4 per cent or 91,700 net new jobs, recovering more than one-third of the jobs lost during the recession. Over the past nine months, Ontario’s employment growth has been stronger than most other provinces’ and significantly above that of the United States as a whole and every U.S. state.

Retail trade has posted the strongest gains, recovering almost 80 per cent of the decline that occurred during the recession. Much of this decline was due to the sharp drop in auto sales, which plummeted 22.1 per cent during the recession.

Ontario’s manufacturing sector suffered a sharp decline in activity during the recession. Manufacturing sales have begun to recover but remain 18.9 per cent below pre-recession levels. Auto production improved to 476,000 units in the fourth quarter of 2009 but is still almost 19 per cent below pre-recession levels. Ontario’s international merchandise exports have also improved but remain 22.3 per cent below the pre-recession levels of July 2008.

Housing sales plunged 28.4 per cent during the recession but have fully recovered over the past year. Ontario housing prices declined 5.8 per cent during the recession but have risen since then, reaching new highs.

ONTARIO WAS HARD HIT BY THE GLOBAL RECESSION

Ontario’s real GDP posted a larger decline in 2009 than that of Canada or the United States, but not as severe as in many G7 countries (Germany, Italy, Japan and the United Kingdom). In 2009, Ontario represented about 40 per cent of Canadian GDP but accounted for 51 per cent of the decline in Canada’s output. This degree of change reflects the relative size of the auto sector, which represented 2.6 per cent of Ontario’s GDP in 2009, compared to 0.2 per cent in the rest of Canada. Government support for the auto sector last year preserved at least 85,000 Ontario jobs. The auto industry directly and indirectly supported about 400,000 Ontario jobs in 2008. Output in Ontario’s automotive sector declined by 28.7 per cent in 2009.

Ontario’s decline in real GDP in 2009 was not as steep as Michigan’s (-5.1 per cent) but was similar to that of other Great Lake States (Ohio -3.4 per cent and Indiana -3.2 per cent). Ontario’s real GDP fell more than that of any other province, except Newfoundland and Labrador.

Similarly, employment in Ontario posted a steeper decline in 2009 than in G7 countries, with the exception of the United States (-4.3 per cent). This reflects the importance of the auto industry to Ontario and the impact of the global recession on this industry. Some individual U.S. states posted particularly severe job losses in 2009: Michigan (-7.4 per cent), California (-4.6 per cent), Illinois (-4.9 per cent) and Ohio (-4.2 per cent). Ontario employment has risen modestly since May 2009 while U.S. employment has continued to decline.

CHALLENGING GLOBAL ENVIRONMENT AFFECTING ONTARIO OUTLOOK

Ontario’s economic outlook is heavily influenced by global economic and financial conditions, particularly U.S. demand, oil prices, the Canadian dollar exchange rate and interest rates. Private-sector forecasts for these factors are summarized in the table below.

External Variables Table 7 Average Private-Sector Forecast
	2010	2011	2012	2013
U.S. Real GDP Growth (Per Cent)	3.1	3.0	3.4	3.2
Crude Oil ($US per Barrel)	79.1	85.6	92.3	101.3
Canadian Dollar (Cents US)	96.1	97.5	97.0	96.4
Three-Month Treasury Bill Rate* (Per Cent)	0.6	2.2	3.5	4.3
10-Year Government Bond Rate* (Per Cent)	3.7	4.2	4.8	5.1
* Government of Canada interest rates. Sources: Blue Chip Economic Indicators (March 2010) and Ontario Ministry of Finance Survey of Forecasts (March 12, 2010).

U.S. ECONOMY GROWING

The United States, which is beginning to recover from one of the deepest recessions on record, is Ontario’s most important export market. It accounts for about 80 per cent of the province’s international exports. U.S. businesses are increasing investment and consumer spending is rising. Although residential investment improved in the second half of 2009, recent indicators suggest it remains fragile. A weakening in U.S. residential housing investment would continue to have a negative impact on Ontario’s forestry industry.

U.S. real GDP is expected to rise by 3.1 per cent in 2010, 3.0 per cent in 2011 and by an average of 3.3 per cent annually in 2012 and 2013. Canada and the United States recently reached an agreement under which the United States has waived the Buy American provisions under the American Recovery and Reinvestment Act of 2009.

This agreement will allow Ontario businesses to participate in U.S. infrastructure projects and gain access to a variety of U.S. state and local public works projects, estimated at nearly $65 billion US.

U.S. auto sales are expected to rise 12.5 per cent to 11.7 million units in 2010. Sales are expected to continue to rise, to 13.2 million units in 2011 and to average 14.7 million units in 2012 to 2013. Although U.S. auto sales are expected to rebound strongly, they will remain well below the 2007 peak of 16.1 million units. U.S. demand for Ontario exports will likely be hampered by continuing weakness in U.S. consumer and business credit growth, the high value of the Canadian dollar and withdrawal of government actions to stimulate the economy. In addition, job losses are continuing and the unemployment rate remains high at around 10 per cent, the highest rate since 1983. As a result, the U.S. recovery is expected to be weaker than in previous post-recession periods.

OIL PRICES RISING

Stronger global growth is leading to firmer commodity prices. Oil prices rose from below $34 US a barrel in February 2009 to over $83 in January 2010. Recently, oil has been trading at around $80 US a barrel. Private-sector forecasters, on average, expect oil prices to increase from $79 US per barrel in 2010 to $101 US per barrel in 2013. There is a wide range of views on oil prices, reflecting uncertainty about demand conditions and available supply. For planning purposes, the Ministry of Finance forecast is based on the futures contract for oil prices as of March 10, 2010. Oil prices are projected to rise from $82 US per barrel in 2010, to around $86 US per barrel in 2011 and average $87 US per barrel in 2012 and 2013.

CANADIAN DOLLAR STRENGTHENING

The Canadian dollar rebounded sharply in the middle of 2009, rising from below 77 cents US in March to over 97 cents US in October, influenced by higher commodity prices, global economic stabilization and a broad depreciation in the U.S. dollar. Recently the dollar has been trading at around 97 cents US. Private-sector forecasters expect the exchange rate to remain high over the medium term.

INTEREST RATES TO RISE

The Bank of Canada’s Senior Loan Officer Survey reported a stabilization and slight improvement in business credit conditions, the first improvement since the start of the credit crisis in mid-2007. Business credit has begun to grow again, led by market-based financing. Household credit has expanded briskly in response to low interest rates and a resurgence in housing market activity.

Interest rates for both businesses and consumers are at or near record lows. The Bank of Canada has committed to keeping its overnight interest rate target unchanged until the middle of this year. Most forecasters expect the Bank to begin raising interest rates later this year. Over the next few years, interest rates are expected to move back up, approaching more normal pre-crisis levels. There is a risk that interest rates could increase faster and be higher than expected. Interest rates affect consumer spending and business investment as well as the projected expense for interest on the Province’s debt (see Chapter IV: Borrowing and Debt Management).

IMPACT ON ONTARIO OF CHANGES IN GLOBAL FACTORS

Table 8 shows the implications of changes in each of the key external factors on Ontario’s growth, assuming that the other external factors do not change. The wide range shows how difficult it is to predict economic performance, creating uncertainty and risks for the Ontario economic outlook.

Impacts of Sustained Changes in Key Assumptions Table 8 on Ontario — Real GDP Growth (Percentage Point Increase)
	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	0.1 to 0.8	0.5 to 1.2
World Crude Oil Prices Decrease by $10 US per Barrel	0.1 to 0.3	0.1 to 0.3
U.S. Real GDP Growth Increases by One Percentage Point	0.3 to 0.7	0.4 to 0.8
Canadian Interest Rates Decrease by One Percentage Point	0.1 to 0.5	0.2 to 0.6
Source: Ontario Ministry of Finance.

OUTLOOK FOR ONTARIO’S ECONOMIC RECOVERY

Ontario’s export growth is reviving as the U.S. and global economies recover. The global rebound in auto sales is prompting a sharp turnaround in Ontario’s auto exports. Ontario’s trade with the rest of the world will benefit from increased demand for commodities, industrial goods and machinery and equipment, particularly from emerging Asian markets. As well, growth in other provinces will support interprovincial exports. Despite the improvement, the volume of exports is not expected to surpass its previous peak until the middle of the decade. Real exports are forecast to increase by 5.0 per cent in 2010 and an average of 4.5 per cent annually over 2011 to 2013, reflecting the improving global environment.

Following the large decline last year, improving business conditions are expected to support a strong rebound in corporate profits, which are projected to rise by an average of 13.6 per cent annually between 2010 and 2013. The rebound in corporate profits, coupled with rising global demand and increased tax competitiveness due to Ontario’s Tax Plan for Jobs and Growth, is expected to support strengthening business investment over the coming years. Investment in machinery and equipment is expected to increase by an average of 6.9 per cent annually between 2010 and 2013 while investment in non-residential construction is projected to increase by an average of 5.5 per cent annually from 2010 to 2013.

Ontario’s economic recovery continues to be supported by strong public-sector capital spending. Following strong growth in spending in 2009 (14.0 per cent), capital expenditures by all levels of government in Ontario are expected to increase by a further 16.4 per cent in 2010, second among all provinces and well above the national average (9.9 per cent). For more information on Ontario government infrastructure investments, including record investments in 2009–10 and plans for significantly more in 2010–11, see Chapter I: Ontario’s Plan forProsperity.

The housing market is expected to be healthy in 2010. Housing resales are projected to rise by five per cent in 2010, drop by 10 per cent in 2011 as a result of higher average mortgage rates, and increase by an average of four per cent annually in 2012 and 2013. Accordingly, house price appreciation is set to moderate in coming years, averaging 2.4 per cent annually between 2010 and 2013. Demographic demand for new homes will support a gradual pickup in housing starts, which are projected to increase from 58,000 units in 2010 to 72,000 units in 2013.

Employment is projected to increase by 1.1 per cent in 2010, strengthening to an average of 2.1 per cent annually over 2011 to 2013, resulting in 504,000 more jobs in 2013, than in 2009. The unemployment rate is expected to stabilize at 9.1 per cent in 2010 as job creation keeps pace with the increase in the number of people seeking jobs. Ontario’s employment forecast is in line with private-sector forecasts. These forecasts have incorporated the benefits of the Tax Plan for Jobs and Growth and other government actions to support jobs and the economy. Over the medium term, Ontario’s unemployment rate is expected to decline to 6.8 per cent in 2013.

Labour income is expected to rebound by 2.7 per cent in 2010 and increase by an average of 5.1 per cent annually over 2011 to 2013, supported by solid employment gains. Healthy housing activity and increasing incomes will spur solid growth in household spending. Real consumer spending is expected to increase by 2.2 per cent in 2010 and then accelerate to an average of 2.7 per cent annually in 2011 to 2013.

Private-sector forecasters expect Ontario’s Consumer Price Index (CPI) inflation rate to be 1.9 per cent in 2010 and 2.1 per cent in 2011. It is projected to average 2.0 per cent from 2012 to 2013, the mid-point of the Bank of Canada’s target range of one to three per cent.

DETAILS OF THE ONTARIO ECONOMIC OUTLOOK

The following table shows details of the Ministry of Finance’s economic outlook for 2010 to 2013.

The Ontario Economy, 2008 to 2013 Table 9 (Per Cent Change)
	Actual		Projection
	2008	2009	2010	2011	2012	2013
Real Gross Domestic Product	(0.5)	(3.4e)	2.7	3.2	3.2	3.0
Personal Consumption	2.6	0.3e	2.2	2.5	3.0	2.7
Residential Construction	(2.3)	(8.0e)	4.0	3.3	4.0	2.2
Non-residential Construction	(6.3)	(10.7e)	1.3	6.2	7.1	7.4
Machinery and Equipment	1.3	(16.7e)	4.7	8.1	7.9	7.1
Exports	(6.3)	(14.5e)	5.0	4.4	4.5	4.5
Imports	(2.8)	(14.4e)	6.7	4.4	3.7	3.8
Nominal Gross Domestic Product	0.4	(3.5e)	4.4	5.0	5.3	5.0
Other Economic Indicators
Retail Sales	3.5	(2.5)	3.9	4.6	4.7	4.6
Housing Starts (000s)	75.1	50.4	58.0	60.0	70.0	72.0
Personal Income	3.8	(0.4e)	3.3	4.3	4.8	5.0
Labour Income	4.2	(0.9e)	2.7	4.6	5.2	5.4
Corporate Profits	(14.5)	(38.8e)	31.0	10.5	9.0	5.5
Consumer Price Index	2.3	0.4	1.9	2.1	2.0	2.0
Labour Market
Employment	1.4	(2.4)	1.1	2.1	2.3	2.0
Job Creation (000s)	94	(161)	73	139	155	138
Unemployment Rate (Per Cent)	6.5	9.0	9.1	8.5	7.6	6.8
Key External Variables
Crude Oil ($ US per Barrel)	99.6	61.8	82.1	85.7	86.9	87.9
U.S. Real Gross Domestic Product	0.4	(2.4)	3.1	3.0	3.4	3.2
Canadian Dollar (Cents US)	93.7	87.6	96.0	97.5	98.0	98.0
3-month Treasury Bill Rate*	2.3	0.3	0.6	2.2	3.5	4.3
10-year Government Bond Rate*	3.6	3.3	3.7	4.2	4.8	5.1
e = estimate.
* Government of Canada interest rates (per cent).
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, New York Mercantile Exchange, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators and Ontario Ministry of Finance.

PRIVATE-SECTOR FORECASTS

The Ministry of Finance surveys private-sector forecasts to determine appropriate planning assumptions. Private-sector forecasters are calling, on average, for Ontario real GDP to grow by 3.0 per cent in 2010, 3.2 per cent in 2011, 3.2 per cent in 2012 and 3.0 per cent in 2013. However, there is a wide range of views among forecasters. The Conference Board of Canada is the most optimistic, calling for growth of 3.5 per cent in 2010 and an average of 3.6 per cent over 2011 to 2013, while IHS Global Insight is the most pessimistic, expecting growth of only 2.3 per cent in 2010 and an average of 3.3 per cent over 2011 to 2013.

Private-Sector Forecasts for Ontario Real GDP Growth Table 10 (Per Cent)
	2010	2011	2012	2013
BMO Capital Markets (March)	2.8	3.0	–	–
Centre for Spatial Economics (January)	2.9	3.6	3.2	3.2
CIBC World Markets (March)	2.8	2.7	–	–
Conference Board of Canada (January)	3.5	3.7	3.9	3.1
Desjardins Group (February)	2.6	2.8	2.0	2.5
IHS Global Insight (January)	2.3	3.2	3.4	3.3
RBC Financial Group (March)	3.3	4.1	–	–
Scotiabank Group (March)	3.2	2.5	–	–
TD Bank Financial Group (March)	3.2	3.0	–	–
University of Toronto (January)	3.1	3.4	3.3	2.9
Private-Sector Survey Average	3.0	3.2	3.2	3.0
Ontario’s Planning Assumption	2.7	3.2	3.2	3.0
Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts (March 12, 2010).

To ensure reasonable and accountable economic projections, the Ministry of Finance consults extensively with private-sector forecasters. The Ontario Economic Forecast Council was established as part of the Fiscal Transparency and Accountability Act, 2004 to provide advice on macroeconomic forecasts and assumptions. The Minister of Finance met with council members and other private-sector forecasters in the process of preparing the 2010 Budget. Council members were asked to review the Ministry of Finance’s economic assumptions in February 2010. All of the forecast council members provided letters stating that the forecast was reasonable. Subsequent to the review, small adjustments were made to the economic forecast to maintain consistency with revisions to private-sector forecasts as of March 12, the date the economic assumptions for the Budget were finalized.

Private-sector forecasts for Ontario economic growth have strengthened since the Fall 2009 Ontario Economic Outlook and Fiscal Review. All of the 10 forecasters surveyed by the Ministry of Finance have raised their Ontario 2010 economic growth projections, with the average projection for real GDP growth increasing from 2.4 per cent to 3.0 per cent. The growth projections have increased recently due to a stronger U.S. economy and an improved Ontario labour market. Private-sector forecasts for real GDP growth are expected to move higher given the strength of recent data. As a result, the ministry’s forecast is a prudent basis for fiscal planning.

COMPARISON TO THE 2009 ONTARIO BUDGET

Changes in Key Economic Forecast Assumptions Table 11 2010 Budget Compared to 2009 Budget (Per Cent Change)
	2009			2010		2011
	2009 Budget	Actual		2009 Budget	2010 Budget	2009 Budget	2010 Budget
Real Gross Domestic Product	(2.5)	(3.4e	)	2.3	2.7	3.3	3.2
Nominal Gross Domestic Product	(2.4)	(3.5e	)	3.6	4.4	4.7	5.0
Retail Sales	(1.0)	(2.5)		3.8	3.9	4.0	4.6
Housing Starts (000s)	50.0	50.4		55.0	58.0	65.0	60.0
Personal Income	0.6	(0.4e	)	3.6	3.3	4.6	4.3
Labour Income	0.3	(0.9e	)	3.2	2.7	4.2	4.6
Corporate Profits	(24.8)	(38.8e	)	9.5	31.0	8.2	10.5
Employment	(2.0)	(2.4)		0.8	1.1	1.6	2.1
Job Creation (000s)	(135)	(161)		54	73	107	139
Key External Variables
Crude Oil ($ US per Barrel)	47.3	61.8		55.5	82.1	60.4	85.7
U.S. Real Gross Domestic Product	(2.6)	(2.4)		1.9	3.1	3.4	3.0
Canadian Dollar (Cents US)	80.0	87.6		85.0	96.0	88.0	97.5
3-month Treasury Bill Rate* (Per Cent)	0.6	0.3		1.1	0.6	3.1	2.2
10-year Government Bond Rate* (Per Cent)	2.9	3.3		3.3	3.7	4.4	4.2
e = estimate.
* Government of Canada interest rates.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, New York Mercantile Exchange, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators and Ontario Ministry of Finance.

COMPARISON TO THE 2009 FALL ECONOMIC STATEMENT

Changes in Key Economic Forecast Assumptions Table 12 2010 Budget Compared to 2009 Fall Economic Statement (FES) (Per Cent Change)
	2009		2010		2011
	2009 FES	Actual	2009 FES	2010 Budget	2009 FES	2010 Budget
Real Gross Domestic Product	(3.5)	(3.4e)	2.0	2.7	3.0	3.2
Nominal Gross Domestic Product	(3.8)	(3.5e)	3.6	4.4	4.7	5.0
Retail Sales	(3.5)	(2.5)	3.6	3.9	4.1	4.6
Housing Starts (000s)	48.5	50.4	50.0	58.0	60.0	60.0
Personal Income	(0.7)	(0.4e)	2.6	3.3	4.4	4.3
Labour Income	(1.2)	(0.9e)	2.1	2.7	4.4	4.6
Corporate Profits	(38.9)	(38.8e)	23.5	31.0	14.4	10.5
Employment	(2.6)	(2.4)	0.6	1.1	2.3	2.1
Job Creation (000s)	(171)	(161)	40	73	152	139
Key External Variables
Crude Oil ($ US per Barrel)	61.2	61.8	78.5	82.1	81.8	85.7
U.S. Real Gross Domestic Product	(2.5)	(2.4)	2.5	3.1	3.1	3.0
Canadian Dollar (Cents US)	88.0	87.6	95.0	96.0	96.0	97.5
3-month Treasury Bill Rate* (Per Cent)	0.3	0.3	0.7	0.6	2.4	2.2
10-year Government Bond Rate* (Per Cent)	3.3	3.3	3.8	3.7	4.3	4.2
e = estimate.
* Government of Canada interest rates.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, New York Mercantile Exchange, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators and Ontario Ministry of Finance.

Ontario’s Economic Outlook and Fiscal Plan

Section D: Ontario’s Revenue Outlook

Section D: Ontario’s Revenue Outlook

INTRODUCTION

Ontario government revenues have stabilized and are beginning to recover. However, the pace of recovery is moderate and the impact of the global financial crisis was substantial. Taxation revenues in 2009–10 are estimated at $65.8 billion, 12.2 per cent below their level two years ago. Taxation revenues are not expected to recover to their 2007–08 level until 2011–12.

Just as Ontario’s economy has been hard hit by the global economic recession relative to other provinces, so too have Ontario government revenues. This is especially true of Corporations Tax revenues, which declined by $6.2 billion (48 per cent) in 2008–09 in Ontario. Further declines in 2009–10 have resulted in revenues $7.6 billion (59 per cent) below the 2007–08 level. Based on the latest estimates available from other jurisdictions as of March 12, 2010, no other jurisdiction in Canada has seen a decline as severe as Ontario’s over the 2007–08 to 2009–10 period.

MEDIUM-TERM REVENUE FORECAST

Summary of Medium-Term Outlook Table 13 ($ Billions)
	Interim	Plan	Outlook
Revenue	2009–10	2010–11	2011–12	2012–13
Taxation Revenue	65.8	71.6	74.9	79.3
Personal Income Tax	24.0	25.9	26.7	28.3
Sales Tax	17.4	19.1	20.3	21.4
Corporations Tax	5.4	7.4	8.0	9.4
Education Property Tax	5.7	5.3	5.3	5.2
Ontario Health Premium	2.7	2.9	3.0	3.2
All Other Taxes	10.5	10.9	11.6	11.9
Government of Canada	18.6	23.7	21.5	21.1
Income from Government Business Enterprises	4.1	4.2	4.4	4.6
Other Non-Tax Revenue	8.0	7.4	7.0	7.0
Total Revenue	96.4	106.9	107.7	112.0
Note: Numbers may not add due to rounding. Source: Ontario Ministry of Finance.

The medium-term revenue forecast is based on the Ministry of Finance economic outlook and reflects the estimated impacts of government policy decisions. Revenues are projected to increase at an annual average rate of 5.1 per cent between 2009–10 and 2012–13. This is consistent with the economic outlook (see Section C of this chapter) for nominal gross domestic product (GDP) growth, averaging 4.9 per cent over the 2010 to 2012 period.

▪ TAX PLAN FOR JOBS AND GROWTH ▪ The Tax Plan for Jobs and Growth reduces Ontario revenue by more than $4 billion over the first three years, net of federal assistance of $4.3 billion.

▪ TRANSPARENCY IN REPORTING: EDUCATION PROPERTY TAX AND TAX CREDITS

▪ Starting with this Budget, a number of items will be presented differently for improved transparency in reporting. These presentation changes do not affect the Province’s annual surplus/deficit results. Tax revenues affected are Education Property Tax, Personal Income Tax and Sales Tax. For a detailed discussion of these changes, see the Addendum to the 2010 Ontario Budget: Ontario’s Plan to Enhance Accountability, Transparency and Financial Management.

Personal Income Tax Revenue Outlook Table 14 ($ Billions)
	Interim	Plan	Outlook
	2009–10	2010–11	2011–12	2012–13
Total Projected Revenue	24.0	25.9	26.7	28.3
Measures Included in Total	–	(0.9)	(1.0)	(1.1)
Other Adjustments	(1.5)	0.4	–	–
Base Revenue	25.6	26.5	27.7	29.3
Base Revenue Growth (Per Cent)	–	3.5	4.8	5.8
Wages and Salaries Growth (Per Cent)	–	2.7	4.6	5.2
Note: Numbers may not add due to rounding.

The Personal Income Tax (PIT) revenue forecast is consistent with the economic outlook for incomes. Wages and salaries growth is the most important component of this. The forecast reflects previously announced tax measures, such as 2009 Budget PIT cuts, as well as measures proposed in this Budget. In Tables 14, 15 and 16, Measures Included in Total represents the incremental revenue impact of all tax measures announced previously and in this Budget relative to their impact on revenue in 2009–10. The latter are discussed in Chapter III: Tax and Pension Systems for Ontario’s Future. The forecast also includes impacts of tax measures announced by the federal government in its 2010 budget that Ontario is obliged to parallel under the current tax collection agreement. Other Adjustments include amounts for overestimating revenues in prior years’ Public Accounts and the effect in 2009–10 of the global financial crisis on taxes related to capital gains and losses. Some recovery in capital gains is expected to boost revenues in 2010–11. The revenue base, which reflects the impact of macroeconomic factors, is projected to grow at an average annual rate of 4.7 per cent over the forecast period. The PIT revenue base tends to grow at a faster rate than incomes due to the progressive structure of the tax system.

Sales Tax Revenue Outlook Table 15 ($ Billions)
	Interim	Plan	Outlook
	2009–10	2010–11	2011–12	2012–13
Total Projected Sales Tax Revenue	17.4	19.1	20.3	21.4
Measures Included in Total	–	–	–	–
Conversion of RST Base to HST Base	–	1.2	2.0	2.2
Sales Tax Credit Enhancement	–	(0.6)	(0.9)	(0.9)
Temporary Restriction of Input Tax Credits for Businesses	–	0.7	1.0	1.0
Other Adjustments	0.4	0.3	–	–
Sales Tax Base Revenue	17.0	17.5	18.2	19.1
Base Revenue Growth (Per Cent)	–	3.0	3.8	5.1
Nominal Consumption Growth (Per Cent)	–	3.9	4.6	4.7
Note: Numbers may not add due to rounding.

After adjusting for measures, total Sales Tax revenue base growth is consistent with the underlying growth in consumer spending. The Sales Tax forecast reflects the introduction of the Harmonized Sales Tax (HST) on July 1, 2010 as announced in the 2009 Budget. Tax reform measures related to the introduction of the HST are summarized in Chapter III: Tax and Pension Systems for Ontario’s Future. Other adjustments include accrued revenues related to the future receipt of retail sales taxes that are being wound down as of July 1, 2010.

Corporations Tax Revenue Outlook Table 16 ($ Billions)
	Interim	Plan	Outlook
	2009–10	2010–11	2011–12	2012–13
Total Projected Revenue	5.4	7.4	8.0	9.4
Measures Included in Total	–	(1.1)	(2.2)	(2.5)
Adjustments for Prior Years	(1.5)	–	–	–
Other Adjustments	(0.5)	(1.0)	(0.2)	0.5
Base Revenue	7.4	9.4	10.4	11.3
Base Revenue Growth (Per Cent)	–	27.6	10.0	9.4
Corporate Profit Growth (Per Cent)	–	31.0	10.5	9.0
Note: Numbers may not add due to rounding.

Corporations Tax (CT) revenues are projected to increase over the medium term due to a projected rebound in corporate profits. Growth is moderated by the impact of previously announced tax measures, including tax measures for business announced in the 2009 Budget. The forecast also includes impacts of tax measures announced by the federal government in its 2010 budget that Ontario is obliged to parallel under the current tax collection agreement. There is a one-time downward adjustment of $1.5 billion in 2009–10 as a result of overestimating CT revenues in prior years’ Public Accounts. Other adjustments are largely due to the two-year lag in the provincial allocation of Canada-wide corporate income taxes now under federal administration.

Education Property Tax (EPT) revenue is now included in Ontario revenues consistent with fiscally neutral presentation changes to improve transparency and accountability. These presentation changes are outlined in more detail in the Addendum to the 2010 Ontario Budget: Ontario’s Plan to Enhance Accountability, Transparency and Financial Management. Education Property Tax revenue decreases by an average annual rate of 2.8 per cent over the forecast period. This decrease is due to the impact of policy measures, including plans announced in the 2007 Budget to reduce high business education tax rates. The decrease in EPT revenue also reflects the enhancement for the property tax credit announced in the 2009 Budget.

The Ontario Health Premium forecast is based on the outlook for employment and personal income growth. Ontario Health Premium revenues are projected to increase by an annual average of 5.2 per cent over the forecast period, consistent with the outlook for personal income growth.

The forecast for All Other Taxes is projected to increase by an annual average of 4.2 per cent between 2009–10 and 2012–13, reflecting the economic outlook discussed in Section C of this chapter. The forecast is developed on an item-by-item basis. For example, the forecast for Gasoline and Fuel Taxes is based on the outlook for gasoline and diesel pump prices, disposable income and real GDP growth. The forecast reflects estimated impacts of all previously announced measures.

The forecast for Government of Canada transfers is based on existing federal–provincial funding arrangements. The decline in transfers over the forecast period is mainly due to the ending of federal–provincial infrastructure stimulus programs after 2010–11, and the ending of HST transition payments after 2011–12.

The forecast for Income from Government Business Enterprises is based on information provided by each of these enterprises. Revenues from government enterprises are projected to increase by $0.5 billion, or at an annual average rate of 3.9 per cent, between 2009–10 and 2012–13.

The forecast for Other Non-Tax Revenue is based on information provided by government ministries and provincial agencies. Between 2009–10 and 2012–13, other non-tax revenues are projected to decline by $1.0 billion. Reimbursements from municipalities decline by $0.5 billion over this period due to the government’s previously announced decision to upload the municipal share of the Ontario Disability Support Program costs. Most of the remaining decline is due to the previously announced replacement of certain alcohol charges, including Beer and Wine Fees, with taxes beginning on July 1, 2010. This change is revenue neutral to the government. Additional information on this change can be found in Ontario’s Tax Plan for Jobs and Growth available at ontario.ca/taxchange.

CHANGES SINCE 2009 ONTARIO ECONOMIC OUTLOOK AND FISCAL REVIEW

Summary of Medium-Term Revenue Changes since Table 17 Fall 2009 Ontario Economic Outlook and Fiscal Review ($ Billions)
	Interim 2009–10	Plan 2010–11	Outlook 2011–12
Stronger Economic Growth	0.2	0.6	0.7
Tax Measures	0.0	(0.2)	(0.3)
Federal Payments	(0.7)	0.7	1.0
Government Enterprises	(0.2)	(0.3)	(0.4)
Power Sales (Fiscally Neutral)	0.5	0.4	0.4
All Other	(0.1)	(0.1)	(0.2)
Total Revenue Changes	(0.2)	1.0	1.2
Note: Numbers may not add due to rounding.

The medium-term forecast for total revenues is slightly lower in 2009–10 but higher in 2010–11 and 2011–12 compared to the Fall 2009 Ontario Economic Outlook and Fiscal Review.

Stronger Economic Growth projections (see Section C of this chapter) have increased the outlook for taxation revenues.

Tax Measures announced since the Fall 2009 Ontario Economic Outlook and Fiscal Review have resulted in a modest decrease in projected revenues. These include measures announced in this Budget; additional point-of-sale exemptions for the provincial component of the HST for qualifying prepared food and beverages sold for $4.00 or less and print newspapers; and the impact of paralleling measures announced in the 2010 federal budget. For details on measures announced in this Budget, see Chapter III: Tax and Pension Systems for Ontario’s Future.

The forecast for Federal Payments has changed due to revised timelines for capital projects funded through federal–provincial infrastructure stimulus programs, and reflects the outlook for existing federal–provincial funding arrangements, based on current demographic, economic and fiscal information.

Net income from Government Business Enterprises is lower over the forecast period. The outlook for the combined net incomes of Hydro One Inc. and Ontario Power Generation Inc. (OPG) has decreased in each year over the medium term primarily due to lower OPG earnings as a result of lower projected market electricity prices for its unregulated and non-contracted generation. Ontario Lottery and Gaming Corporation net income is lower over the forecast period, largely due to the projected impact of a strong Canadian dollar and an unfavourable economic outlook for U.S. border states. These decreases are partially offset by a higher net income outlook for the Liquor Control Board of Ontario.

Revenues recorded under Power Sales are higher over the forecast period due to the Lambton and Nanticoke support contract between the Ontario Electricity Financial Corporation (OEFC) and OPG. The increase in Power Purchase expense for the Lambton and Nanticoke contract is fully offset by the increase in revenues recovered from electricity ratepayers under Power Sales.

Other revenue changes largely reflect lower revenue from the Electricity Debt Retirement Charge, Vehicle and Driver Registration Fees, Crown Stumpage Royalties, and Other Fees, Licences and Permits, partially offset by higher Reimbursements and Sales and Rentals revenue.

▪ IMPROVED TRANSPARENCY IN FINANCIAL REPORTING —

▪ IMPACTS ON ONTARIO’S FISCAL PLAN

▪ As stated earlier, starting with this Budget, a number of items will be presented differently for improved transparency in reporting. These changes are being made to comply with recently revised Public Sector Accounting Board standards. These presentation changes do not impact the Province’s annual surplus/deficit results.

▪ The principal change is the treatment of Education Property Tax. Previously, Education Property Taxes collected by municipalities for local school boards were netted against (i.e., subtracted from) Education expenses. Under the new presentation, Education Property Taxes are included in Provincial Revenue and are no longer netted against Education expenses. In addition, property tax credits are now netted against Education Property Tax revenue rather than Personal Income Tax revenue as was done previously, and sales tax credits are now netted against Sales Tax revenue rather than Personal Income Tax revenue as was done previously.

▪ For each of the 2009 Budget and Fall 2009 Ontario Economic Outlook and Fiscal Review, the following tables show:

— the revenue forecast as originally presented in those Budgets;

— restated revenues consistent with presentation changes for improved transparency; and

— the change in revenues resulting from this restatement.

▪ See Addendum to the 2010 Ontario Budget: Ontario’s Plan to Enhance Accountability, Transparency and Financial Management for further information.

REVISED PRESENTATION OF 2009 BUDGET FORECAST

Summary of Medium-Term Outlook as of 2009 Budget Table 18 ($ Billions)
	Interim	Plan	Outlook
As Published	2008–09	2009–10	2010–11	2011–12
Taxation Revenue	65.4	64.9	68.6	71.8
Personal Income Tax	25.6	25.2	25.0	26.1
Sales Tax	17.5	17.6	21.0	22.9
Corporations Tax	8.6	8.5	8.8	8.4
Education Property Tax	–	–	–	–
Ontario Health Premium	2.8	2.8	2.9	3.1
All Other Taxes	11.0	10.7	11.0	11.4
Government of Canada	16.6	19.2	23.0	20.5
Income from Government Business Enterprises	3.9	4.3	4.5	4.8
Other Non-Tax Revenue	7.5	7.6	7.6	7.4
Total Revenue	93.4	96.0	103.6	104.4
Revised Presentation
Taxation Revenue	71.9	71.3	75.2	78.4
Personal Income Tax	26.5	26.1	26.7	28.2
Sales Tax	17.2	17.4	20.3	21.9
Corporations Tax	8.6	8.5	8.8	8.4
Education Property Tax	5.7	5.7	5.5	5.5
Ontario Health Premium	2.8	2.8	2.9	3.1
All Other Taxes	11.0	10.7	11.0	11.4
Government of Canada	16.6	19.2	23.0	20.5
Income from Government Business Enterprises	3.9	4.3	4.5	4.8
Other Non-Tax Revenue	7.5	7.6	7.6	7.4
Total Revenue	99.9	102.4	110.2	111.0
Change Due to Revised Presentation
Taxation Revenue	6.4	6.5	6.5	6.6
Personal Income Tax	1.0	0.9	1.7	2.1
Sales Tax	(0.2)	(0.2)	(0.7)	(1.0)
Corporations Tax	–	–	–	–
Education Property Tax	5.7	5.7	5.5	5.5
Ontario Health Premium	–	–	–	–
All Other Taxes	–	–	–	–
Government of Canada	–	–	–	–
Income from Government Business Enterprises	–	–	–	–
Other Non-Tax Revenue	–	–	–	–
Total Revenue Change Due to Revised Presentation	6.4	6.5	6.5	6.6
Total Expense Change Due to Revised Presentation	(6.4)	(6.5)	(6.5)	(6.6)
Net Fiscal Impact	–	–	–	–

REVISED PRESENTATION OF FALL 2009 ONTARIO ECONOMIC AND FISCAL REVIEW FORECAST

Summary of Medium-Term Outlook as of Fall 2009 Ontario Economic Outlook and Fiscal Review Table 19 ($ Billions)
	Actual	Plan	Outlook
As Published	2008–09	2009–10	2010–11	2011–12
Taxation Revenue	62.4	59.1	64.3	67.4
Personal Income Tax	24.7	22.7	22.8	23.8
Sales Tax	17.3	17.1	20.2	21.8
Corporations Tax	6.7	5.9	7.6	7.6
Education Property Tax	–	–	–	–
Ontario Health Premium	2.8	2.7	2.8	3.0
All Other Taxes	10.9	10.6	10.8	11.2
Government of Canada	16.6	19.2	23.0	20.5
Income from Government Business Enterprises	4.0	4.3	4.5	4.8
Other Non-Tax Revenue	7.5	7.6	7.6	7.4
Total Revenue	90.5	90.2	99.3	100.0
Revised Presentation
Taxation Revenue	68.9	65.5	70.8	73.9
Personal Income Tax	25.7	23.7	24.5	25.9
Sales Tax	17.0	16.9	19.6	20.8
Corporations Tax	6.7	5.9	7.6	7.6
Education Property Tax	5.7	5.7	5.5	5.5
Ontario Health Premium	2.8	2.7	2.8	3.0
All Other Taxes	10.9	10.6	10.8	11.2
Government of Canada	16.6	19.2	23.0	20.5
Income from Government Business Enterprises	4.0	4.3	4.5	4.8
Other Non-Tax Revenue	7.5	7.6	7.6	7.4
Total Revenue	96.9	96.6	105.8	106.6
Change Due to Revised Presentation
Taxation Revenue	6.5	6.5	6.5	6.6
Personal Income Tax	1.0	0.9	1.7	2.1
Sales Tax	(0.2)	(0.2)	(0.7)	(1.0)
Corporations Tax	–	–	–	–
Education Property Tax	5.7	5.7	5.5	5.5
Ontario Health Premium	–	–	–	–
All Other Taxes	–	–	–	–
Government of Canada	–	–	–	–
Income from Government Business Enterprises	–	–	–	–
Other Non-Tax Revenue	–	–	–	–
Total Revenue Change Due to Revised Presentation	6.5	6.5	6.5	6.6
Total Expense Change Due to Revised Presentation	(6.5)	(6.5)	(6.5)	(6.6)
Net Fiscal Impact	–	–	–	–

RISKS TO THE REVENUE OUTLOOK

Ontario’s revenue outlook is built on reasonable assumptions about the pace and strength of Ontario’s rebound from recession. This section highlights some of the key sensitivities and risks to the fiscal plan that could arise from unexpected changes in economic conditions. These estimates are only guidelines and actual results can vary depending on the composition and interaction of the various factors. The risks are those that could have the most material impact on the largest revenue sources. There is uncertainty regarding both the speed and robustness of the global economic recovery. If, for example, economic recovery in the United States were to falter, Ontario’s economy and revenues would be affected.

There is a broader range of additional risks that are not included because they are either not as material or are difficult to quantify. For example, there are risks due to the application of losses arising from the global financial crisis against future corporate income taxes. While the forecast attempts to take into account a reasonably prudent estimate of these losses, realized losses could be significantly different. Likewise, income from Government Enterprises, representing roughly four per cent of total revenues, could be affected by changes in each business’s particular market. The outlook for Government of Canada transfers is subject to those factors that affect federal funding formulas as well as future decisions by the federal government.

Selected Economic and Revenue Risks and Sensitivities Table 20
Item/Key Components	2010–11 Assumption	2010–11 Sensitivities
Total Revenues
–Real GDP –GDP Deflator	2.7 per cent growth in 2010 1.7 per cent growth in 2010	$750 million revenue change for each percentage point change in real GDP growth. Can vary significantly, depending on composition and source of changes in GDP growth.
Total Taxation Revenues
–Revenue Base1 –Nominal GDP	5.6 per cent growth in 2010–11 4.4 per cent growth in 2010	$530 million revenue change for each percentage point change in nominal GDP growth. Can vary significantly, depending on composition and source of changes in GDP growth.
Personal Income Tax (PIT) Revenues
–Revenue Base	3.5 per cent growth in 2010–11
Key Economic Assumptions
–Wages and Salaries	2.7 per cent growth in 2010	$327 million revenue change for each percentage point change in wages and salaries growth.
–Employment	1.1 per cent growth in 2010
–Unincorporated Business Income	4.1 per cent growth in 2010	$33 million revenue change for each percentage point change in unincorporated business income growth.
Key Revenue Assumptions
–Net Capital Gains Income	29.4 per cent growth in 2010	$8 million revenue change for each percentage point change in net capital gains income growth.
–RRSP Deductions	3.3 per cent growth in 2010	$18 million revenue change in the opposite direction for each percentage point change in RRSP deductions growth.
–2009 Tax-Year Assessments2	$23.6 billion	$236 million revenue change for each percentage point change in 2009 PIT assessments.3
–2008 Tax-Year and Prior Assessments2	$1.3 billion	$13 million revenue change for each percentage point change in 2008 and prior PIT assessments.3

Selected Economic and Revenue Risks and Sensitivities
Item/Key Components	2010–11 Assumption	2010–11 Sensitivities
Sales Tax Revenues
–Revenue Base	3.0 per cent growth in 2010–11
Key Economic Assumptions
–Nominal Consumption Expenditure	3.9 per cent growth in 2010	$175 million revenue change for each percentage point change in nominal consumption expenditure growth.
Corporations Tax Revenues
–Revenue Base	27.6 per cent growth in 2010–11
–2009 Tax Assessments2	$7.7 billion	$77 million revenue change for each percentage point change in 2009 Tax Assessments.
–Corporate Profits	31.0 per cent growth in 2010	$51 million revenue change for each percentage point change in pre-tax corporate profit growth.4
–2010 Canada Corporate Taxable Income	$170 billion	$90 million revenue change for each percentage point change in the federal estimate of 2010 Canada Corporate Taxable income, assuming Ontario’s 2010 share of taxable income remains at 35.6 per cent.
–2011 Canada Corporate Taxable Income –Ontario Share of 2011 Corporate Taxable Income	$194 billion 36.2 per cent	$21 million revenue change for each percentage point change in 2011 Canada Corporate Taxable income or Ontario share of 2011 Corporate Taxable Income.5
Employer Health Tax Revenues
–Revenue Base	3.3 per cent growth in 2010–11
–Wages and Salaries	2.7 per cent growth in 2010	$47 million revenue change for each percentage point change in wages and salaries growth.
Ontario Health Premium (OHP) Revenues
–Revenue Base	3.9 per cent growth in 2010–11
–Personal Income	3.3 per cent growth in 2010	$27 million revenue change for each percentage point change in personal income growth.
–2009 Tax-Year Assessments	$2.6 billion	$26 million revenue change for each percentage point change in 2009 OHP assessments.
Selected Economic and Revenue Risks and Sensitivities
Item/Key Components	2010–11 Assumption	2010–11 Sensitivities
Gasoline Tax Revenues
–Revenue Base	No growth in 2010–11
–Gasoline Pump Prices	104.0 cents per litre in 2010	$2 million revenue change in the opposite direction for each cent per litre change in gasoline pump prices.
Fuel Tax Revenues
–Revenue Base	0.9 per cent growth in 2010–11
–Real GDP	2.7 per cent growth in 2010	$7 million revenue change for each percentage point change in real GDP growth.
Land Transfer Tax Revenues
–Revenue Base	0.1 per cent growth in 2010–11
–Housing Resales	7.9 per cent decrease in 2010–11	$11 million revenue change for each percentage point change in both the number and prices of housing resales.
–Resale Prices	1.6 per cent growth in 2010–11
Canada Health Transfer6
– Ontario Population Share	38.7 per cent in 2010–11	$37 million revenue change for each tenth of a percentage point change in population share.
– Ontario Basic Federal Tax Share	40.5 per cent in 2010–11	$9 million revenue change in the opposite direction for each tenth of a percentage point change in Ontario’s Basic Federal Tax share.
Canada Social Transfer
– Ontario Population Share	38.7 per cent in 2010–11	$11 million revenue change for each tenth of a percentage point change in population share.
1Revenue base is revenue excluding the impact of measures, adjustments for past Public Accounts estimate variances and other one-time factors.
2Ontario 2009 Personal Income Tax (PIT) and Corporate Income tax (CIT) are forecast estimates because 2009 tax returns are yet to be assessed by the Canada Revenue Agency. Some tax amounts for 2008 and prior years are also yet to be assessed in 2010, and estimates of these amounts are included in the revenue outlook.
3Any changes in the 2009 or prior-year PIT or CIT assessments will have an effect on 2010–11 revenues through a change in the revenue base upon which that year’s growth is applied.
4Revenue impact would be realized in the current year if reflected in federal instalment payments.  Otherwise, it would be recognized in future years.
5The provincial allocation of 2011 Canada Corporate Taxable Income will be based on shares from the 2009 tax returns to be assessed during 2010.
6Excludes impact on additional federal payments to Ontario to ensure it receives the same per-capita cash support as other receiving provinces.

Ontario’s Economic Outlook and Fiscal Plan

Section E: Ontario’s Fiscal Plan

SECTION E: ONTARIO’S FISCAL PLAN

MEDIUM-TERM FISCAL OUTLOOK

The government’s plan over the medium term manages down growth in expenses and continues to follow through on policies that support jobs and growth to ensure future opportunity and prosperity. Details are provided in the table below.

Medium-Term Fiscal Plan and Outlook1 Table 21 ($ Billions)
	Interim	Plan	Outlook
	2009–10	2010–11	2011–12	2012–13
Total Revenue	96.4	106.9	107.7	112.0
Expense
Programs	108.8	115.9	112.9	114.3
Interest on Debt	8.9	10.0	11.1	12.5
Total Expense	117.7	125.9	124.1	126.9
Reserve	–	0.7	1.0	1.0
Surplus/(Deficit)	(21.3)	(19.7)	(17.3)	(15.9)
1 Both revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes. Note: Numbers may not add due to rounding.

Medium-term revenue is projected to increase at an annual average rate of 5.1 per cent between 2009–10 and 2012–13, consistent with the economic outlook for nominal GDP growth.

Total expense is projected to increase by an average annual rate of 2.5 per cent from 2009–10 to 2012–13, which is about half the projected growth in revenue over the same period. This reflects the government’s continued commitment to follow through on policies that support jobs and growth while managing down growth in expenses.

Recognizing that the fragility of the global economy is a threat to Ontario’s continuing economic recovery, the fiscal plan includes prudence in the form of contingency funds of $2.0 billion in 2010–11 to offset potential expense changes, and a reserve of $0.7 billion in 2010–11 and $1.0 billion in 2011–12 and 2012–13.

KEY CHANGES SINCE THE FALL 2009 ONTARIO ECONOMIC OUTLOOK AND FISCAL REVIEW

As discussed further in the Addendum to the 2010 Ontario Budget: A Plan to Enhance Accountability, Transparency and Financial Management, Education Property Taxes are now explicitly included in Provincial revenue and are no longer netted against Education expense. The following table shows the medium-term fiscal outlook as published in the Fall 2009 Ontario Economic Outlook and Fiscal Review, restated for this accounting change.

Fall 2009 Ontario Economic Outlook and Fiscal Review1 Table 22 Restated Medium-Term Fiscal Outlook ($ Billions)
	2009–10	2010–11	2011–12
Total Revenue	96.6	105.8	106.6
Expense
Programs	110.8	115.2	112.9
Interest on Debt	9.4	10.6	11.9
Total Expense	120.2	125.8	124.8
Reserve	1.2	1.2	1.2
Surplus/(Deficit)	(24.7)	(21.1)	(19.4)
1Both revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes. Note: Numbers may not add due to rounding.

The following table outlines key changes to Ontario’s medium-term fiscal plan since the Fall 2009 Ontario Economic Outlook and Fiscal Review after it has been restated to reflect the accounting change.

Change in Fiscal Outlook since the Fall Table 23 2009 Ontario Economic Outlook and Fiscal Review ($ Billions)
	2009–10	2010–11	2011–12
Surplus / (Deficit) from Fall 2009 Ontario Economic Outlook and Fiscal Review	(24.7)	(21.1)	(19.4)

Total Revenue Changes	(0.2)	1.0	1.2
Programs
Change in Infrastructure Expense	(1.6)	1.0	0.2
All Other Program Expense Changes	(0.4)	(0.3)	(0.2)
Total Program Expense Changes	(1.9)	0.7	0.0
Change in Interest on Debt Projections	(0.5)	(0.6)	(0.8)
Total Expense Changes	(2.4)	0.1	(0.7)
Change in Reserve	(1.2)	(0.5)	(0.2)

Fiscal Improvement since Fall 2009 Ontario Economic Outlook and Fiscal Review	3.4	1.4	2.1

2010 Budget Surplus / (Deficit)	(21.3)	(19.7)	(17.3)
Note: Numbers may not add due to rounding.

As outlined in the previous section, the medium-term forecast for total revenue is slightly lower in 2009–10 but higher in 2010–11 and 2011–12 compared with the Fall 2009 Ontario Economic Outlook and Fiscal Review.

Holding the line on program expense growth is a key reason the government has been able to improve on the fiscal targets outlined in the Fall 2009 Ontario Economic Outlook and Fiscal Review. In fact, the government’s medium-term expense outlook is on track with the projections included in the fall forecast. While immediate actions undertaken by the government to restrain spending are contributing to a projected decline in program expense of $1.9 billion this year, changes to the Province’s 2010–11 program expense forecast are mainly related to the revised timelines for the completion of infrastructure stimulus projects. As stimulus is wound down as planned at the end of 2010–11, the Province’s 2011–12 program expense outlook at $112.9 billion is unchanged from the projection in the Fall 2009 Ontario Economic Outlook and Fiscal Review.

Interest on debt expense is now lower than forecast in the Fall 2009 Ontario Economic Outlook and Fiscal Review. This change partly reflects the improved deficit projections over the medium term.

The reserve for 2009–10 has been drawn down to help offset the impact of slower economic growth on the Province’s fiscal performance. The reserve for 2010–11 and 2011–12 has been lowered to reflect the fact that the Ontario economy has stabilized and is showing signs of recovery.

In total, the fiscal outlook for the Province of Ontario has improved by $3.4 billion in 2009–10, $1.4 billion in 2010–11 and $2.1 billion in 2011–12, compared to the projections included in the Fall 2009 Ontario Economic Outlook and Fiscal Review.

ONTARIO’S MEDIUM-TERM EXPENSE OUTLOOK

Summary of Medium-Term Expense Outlook1 Table 24 ($ Billions)
	Interim	Plan	Outlook
	2009–10	2010–11	2011–12	2012–13
Programs
Health Sector	43.5	46.1	48.0	49.5
Education Sector2	20.6	21.4	22.3	23.0
Postsecondary and Training Sector	7.2	8.1	7.1	7.0
Children’s and Social Services Sector	13.1	13.9	14.2	14.7
Justice Sector	3.9	4.4	4.6	4.7
Other Programs	20.5	22.0	16.7	15.5
Total Programs	108.8	115.9	112.9	114.3
Interest on Debt	8.9	10.0	11.1	12.5
Total Expense	117.7	125.9	124.1	126.9
1 Both revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes.
2 Excludes Teachers’ Pension Plan.
Note: Numbers may not add due to rounding.

Highlights of key program expenses over the medium term include the following:

▪
Total health sector expense is projected to increase by $6.0 billion from 2009–10 to 2012–13. In addition to maintaining funding growth in major program areas such as hospitals, OHIP and long-term care, the government will continue to support priorities such as reducing emergency-room wait times and achieving results through the Ontario Diabetes Strategy.

▪
Total education sector funding is projected to increase by $2.4 billion from 2009–10 to 2012–13. This increase includes additional Provincial grants to school boards to support improved student achievement and implementation of the government’s full-day learning initiative.

▪
Total postsecondary and training sector expense is projected to increase by $0.9 billion in 2010–11, primarily due to new funding to support postsecondary enrolment growth and revised implementation schedules for various capital projects. From 2010–11 to 2012–13, expense stabilizes after accounting for one-time stimulus funding.

▪
Total children’s and social services sector funding is projected to increase by $1.6 billion from 2009–10 to 2012–13. This is primarily due to increased expenses in social assistance, the Ontario Child Benefit and developmental services to cushion the effect of the recession on families and communities. It also takes into account $63.5 million in annual provincial funding for child care to permanently fill the gap left by the federal government.

▪
Total justice sector expense is projected to increase by $0.8 billion between 2009–10 and 2012–13. This increase includes investments for various justice and community safety initiatives, including capital funding for courthouses and correctional facilities.

▪
Other Programs expense is projected to decrease by $5.0 billion between 2010–11 and 2012–13. This decrease is mainly due to the phase-out of time-limited investments intended to help the Province emerge from the economic downturn and temporary relief for the transition to the new sales tax system, while also reflecting steps taken to manage overall expense.

Included in the total expense outlook is interest on debt, which is expected to increase by $3.6 billion over the medium term, mainly due to additional borrowing required to fund investments in infrastructure and deficits.

The government’s medium-term total expense outlook — which projects growth of no more than 2.5 per cent — also reflects the new measures announced in this Budget to restrain spending in support of the Province’s return to balance in 2017–18. This includes efficiency measures aimed at managing the overall rate of growth in spending — such as freezing base operating expenses at or below 2010–11 levels over the medium term and adjusting the timing of key infrastructure investments — as well as a new plan to support the transformation of key public services.

RISKS TO EXPENSE OUTLOOK

A heightened degree of global economic uncertainty remains despite clear signs of recovery. Ontario’s economy has been hit hard by the global economic downturn and this will continue to impact the Province’s overall fiscal plan, including the expense outlook.

The government’s 2010–11 expense plan includes contingency funds totalling $2.0 billion. The contingency funds will provide the government with the flexibility to respond in a timely manner to further challenges that may arise to Ontario’s continuing recovery.

The following table provides a summary of key expense risks and sensitivities that could result from unexpected changes in economic conditions and program demands. A change in these factors could impact total expense, causing variances in the overall fiscal forecast. It should be noted that these sensitivities and risks are illustrative and can vary, depending on the nature and composition of potential risks.

Selected Expense Risks and Sensitivities Table 25
Program/Sector	2010–11 Assumption	2010–11 Sensitivity
Health Sector	Annual growth of 6.0 per cent.	One per cent change in health spending: $461 million.
Hospitals’ Sector Expense	Annual growth of 4.9 per cent.	One per cent change in hospitals’ sector expense: $206 million.
Drug Programs Utilization	Annual growth of less than 7 per cent.	One per cent change in program expenditure of all drug programs: $41 million (seniors and social assistance recipients).
Long-Term Care Homes	77,027 long-term care home beds. Average Provincial annual operating cost per bed in a long-term care home is $41,600.	One per cent change in number of beds: approximately $34 million.
Home Care	Approximately 19 million hours of homemaking and support services. Approximately 8 million nursing and professional visits.	One per cent change in hours of homemaking and support services: approximately $5 million. One per cent change in nursing and professional visits: approximately $6 million.
University Students1	357,700 full-time undergraduate and graduate students.	One per cent enrolment change: $34 million.
College Students	177,000 full-time students.	One per cent enrolment change: $13 million.
Ontario Works	267,195 average annual caseload.	One per cent caseload change: $23 million.
Ontario Disability Support Program	274,469 average annual caseload.	One per cent caseload change: $35 million.
Correctional System	3.2 million adult inmate days per year. Average cost $173 per inmate per day.	One per cent change in inmate days: $5.6 million.
Interest on Debt	Average cost of 2010–11 borrowing is forecast to be approximately 4.9 per cent.	The 2010–11 impact of a 100 basis-point change in borrowing rates is forecast to be approximately $480 million.
1 Based on 2009–10 estimates.

Compensation costs and wage settlements are also key cost drivers and could have a substantial impact on the finances of both broader public-sector partners and the Province.

CONTINGENT LIABILITIES

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are additional risks stemming from the government’s contingent liabilities. Whether these contingencies will result in actual liabilities for the Province is beyond the direct control of the government. Losses could result from legal settlements, defaults on projects, and loan and funding guarantees. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in the Province’s financial statements. Significant contingent liabilities were disclosed as part of the 2008–09 Annual Report and Consolidated Financial Statements, released in September 2009.1
____________________

1        For further information, visit www.fin.gov.on.ca/en/budget/paccts/2009.

FISCAL PRUDENCE

In addition to maintaining a prudent and responsible approach to managing growth in expenditures, the fiscal plan includes other key elements of prudence each year to help protect the government’s overall fiscal objectives and contribute to the achievement of fiscal targets.

In keeping with sound fiscal practices, the Province’s revenue outlook is based on prudent economic assumptions.

Consistent with requirements under the Fiscal Transparency and Accountability Act, 2004, the fiscal plan incorporates prudence in the form of a reserve to protect the fiscal outlook against adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance.

The fiscal plan also includes contingency funds (both operating and capital) totalling $2.0 billion in 2010–11 to help mitigate expense risks that may otherwise have a negative impact on results.

Ontario’s Economic Outlook and Fiscal Plan

Section F: A Stronger Ontario for a

Stronger Canada

Section F: A Stronger Ontario for a Stronger Canada

OVERVIEW

The Ontario and federal governments have worked well together recently to strengthen Ontario’s economy. This partnership has produced real results: significant economic stimulus through infrastructure investments; financial support for Ontario’s auto sector; service delivery improvements and cooperation in regulatory activities; and enhanced competitiveness through sales tax harmonization.

Ontario is concerned, however, with the trend of disappearing federal financial commitment in key areas. When federal support for provincial programs is time-limited, declines over time or ends, it can leave provinces with significant ongoing financial pressures and negatively affect citizens who rely on these key services.

To build on past successes and achieve results, the Province is calling on the federal government to invest in the future success of Ontarians and recognize that Canada’s success depends on a strong and competitive Ontario.

FEDERAL TRANSFERS AND SUPPORT FOR A STRONGER ONTARIO

Ontario welcomes the federal government’s decision to continue transfers that support hospitals and schools, and to extend the funding for another year to 2014–15.

Ontario will continue to press the federal government to protect these existing federal transfers, renew health care funding agreements, strengthen investments in postsecondary education and training programs, live up to the Canada–Ontario Immigration Agreement, support Ontario’s green economy, help Ontario’s First Nations, and locate the principal operations for a Canadian Securities Regulator in Toronto.

THE NEED FOR A RELIABLE LONG-TERM FUNDING PARTNER

Ontario is disappointed that the federal government has stepped away from ensuring stability in the child care sector. The last federal payment under the Early Learning and Child Care Agreement was made in 2006–07. This final payment helped the Province sustain approximately 8,500 subsidized child care spaces to the end of 2009–10.

However, access to affordable high-quality child care and full-day learning programs is crucial to working families. The government will not allow the end of federal funding to disrupt the progress made to date, and the services that parents with young children rely on. The Province remains committed to supporting Ontario families and will step in with an investment of $63.5 million per year to permanently fill the funding gap left by the federal government. This funding will support on an ongoing basis the 8,500 child care spaces.

In other areas, the Province will be unable to make up the lost support when the federal government vacates its funding responsibilities and will have to consider the implications of time-limited funding before entering into further agreements with the federal government.

The funding enhancements to the Labour Market Agreement and the Labour Market Development Agreement announced in the 2009 federal budget helped to provide much-needed assistance to workers affected by the global recession. These enhancements, however, will expire after the 2010–11 fiscal year. As employment tends to lag economic recovery, Ontario strongly believes that extending the time-limited, federally funded enhancements is necessary and that responsibility for funding these extensions rests with the federal government.

The federal government is also not fully living up to its commitment to support new Canadians. During the first four years of the Canada–Ontario Immigration Agreement, the federal government underspent by an estimated $193 million, shortchanging new Canadians who come to Ontario.

That is why it is important that Ontario and the federal government begin to negotiate a new immigration agreement that would include devolution to the Province of settlement and language training and full funding for these programs.

A PARTNERSHIP FOR RESULTS

As a leader in the green economy, Ontario is looking to the federal government to substantially extend its funding commitments for the environment, beyond carbon capture and storage projects, to support Ontario’s transition to a prosperous low-carbon economy. The Province calls on the federal government to show leadership on climate change, to help Ontario businesses take advantage of the changes that are coming to the North American market and to help create jobs for Ontarians.

The federal government also has the opportunity to enhance an already successful partnership on tax harmonization by supporting Ontario’s First Nations.

The Province continues to call on the federal government to work with Ontario and First Nations to determine a mutually agreeable method of administering a point-of-sale exemption under the Harmonized Sales Tax that best corresponds to Ontario’s current administrative approach under the Retail Sales Tax.

Ontario’s Economic Outlook and Fiscal Plan

Section G: Accountability, Transparency and Financial Management

Section G: Accountability, Transparency and Financial Management

The government is committed to ensuring Ontarians receive the best value for their tax dollars. This objective is achieved by enhancing the public’s understanding of government finances, improving transparency in financial reporting and strengthening accountability to the public.

Details of the government’s plan to strengthen accountability and provide greater transparency in the reporting of government finances are presented in the Addendum to the 2010 Ontario Budget: Ontario’s Plan to Enhance Accountability, Transparency and Financial Management.

ENHANCING PUBLIC UNDERSTANDING OF GOVERNMENT FINANCES

Ontario, along with the federal, territorial and other provincial governments, has been working with the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) to improve public-sector financial reporting. The aim is to ensure that Canadian public-sector accounting standards continue to support sound public policy decision-making, government fiscal accountability and the clear transparent reporting of information on government finances to the public.

Ontario and the other governments in Canada are concerned that changes PSAB recently proposed to accounting standards are inconsistent with these objectives. Ontario raised these concerns with PSAB through an interjurisdictional Joint Working Group of senior government and accounting standards officials. The Group identified concerns with PSAB’s conceptual framework that underlies the board’s development of all public-sector accounting standards in Canada.

The government believes Ontarians, and all Canadians, need a set of public-sector accounting standards that:

▪	reflects governments’ public policy objectives and the role of public-sector organizations in delivering public services;

▪	supports governments’ and public-sector organizations’ accountability for the spending of tax dollars;

▪	reflects the unique structure of governments and the public sector in Canada; and

▪	gives the public transparent and understandable information on government finances.

Currently, the CICA prescribes four different sets of accounting standards for use in the public sector in Canada. In 2011, the CICA will introduce another set, International Financial Reporting Standards. Each of these sets of standards measures, records and reports public-sector financial results differently. This results in public-sector organizations reporting different financial results in similar circumstances. This distorts transparency and fiscal accountability for the expenditure of public monies.

Accordingly, there is a need for PSAB to establish a consistent set of accounting standards for all public-sector organizations in Canada as soon as possible. In the interim, the Ontario government will provide direction to provincial government organizations and enterprises to ensure consistent, transparent financial reporting and fiscal accountability are sustained throughout Ontario’s public sector.

IMPROVED TRANSPARENCY IN FINANCIAL REPORTING

Starting with this Budget, for improved transparency in reporting, a number of important changes have been implemented in how revenues and expenses are presented. These presentation changes do not impact the Province’s annual surplus or deficit results or accumulated deficit. These changes affect the presentation of:

▪	education property taxes and school board expenses;

▪	refundable property and sales tax credits; and

▪	net debt.

STRENGTHENING ACCOUNTABILITY TO THE PUBLIC

As part of continuing efforts to strengthen the financial management, transparency and accountability of Ontario’s ministries and agencies, the government is enhancing existing policies and processes to improve accountability, oversight and reporting, including:

▪	strengthening the assurance that Ontario’s ministries and government agencies are spending taxpayer dollars wisely, including strict new guidelines on procurement and hospitality expenses;

▪
strong control measures to ensure stimulus grants are spent wisely by recipient organizations. These controls ensure that funds are spent for the intended purpose and that results are achieved on time and on budget;

▪
enhancing the quality and transparency of disclosures under the Public Sector Salary Disclosure Act, 1996 by disclosing salaries of individuals earning over $100,000 who are seconded to government ministries from public-sector organizations; and

▪
proposing a number of amendments to the Financial Administration Act and other related statutes to improve financial management and reporting transparency. These amendments include the government’s authority to direct organizations in the province’s reporting entity on which accounting policies to apply when preparing their financial statements.

Ontario’s Economic Outlook and Fiscal Plan

Section H: Details of Ontario’s Finances

Section H: Details of Ontario’s Finances

This section provides information on the Province’s historical performance, key fiscal indicators, and details on Ontario’s fiscal plan and outlook.

Medium-Term Fiscal Plan and Outlook1 Table 26 ($ Billions)
	Interim	Plan	Outlook
	2009–10	2010–11	2011–12	2012–13
Revenue	96.4	106.9	107.7	112.0
Expense
Programs	108.8	115.9	112.9	114.3
Interest on Debt2	8.9	10.0	11.1	12.5
Total Expense	117.7	125.9	124.1	126.9
Reserve	–	0.7	1.0	1.0
Surplus/(Deficit)	(21.3)	(19.7)	(17.3)	(15.9)
Net Debt3	193.2	220.0	245.0	267.8
Accumulated Deficit3	134.6	154.3	171.6	187.5
1 Both revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes.
2 Interest on Debt expense is net of interest capitalized during construction of tangible capital assets of $0.1 billion in 2009–10, $0.2 billion in 2010–11, $0.2 billion in 2011–12, and $0.2 billion in 2012–13.
3 Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the surplus/deficit of the Province plus the change in non-financial assets; and the change in the fair value of the Ontario Nuclear Funds. Accumulated Deficit is calculated as the difference between liabilities and total assets. The annual change in the Accumulated Deficit is equal to the surplus/deficit plus the change in the fair value of the Ontario Nuclear Funds.
Note: Numbers may not add due to rounding.

Revenue Table 27 ($ Millions)
	2007–08	Actual 2008–09	Interim 2009–10	Plan 2010–11
Taxation Revenue
Personal Income Tax	25,472	25,738	24,049	25,942
Sales Tax1	16,745	17,021	17,410	19,137
Corporations Tax	12,990	6,748	5,381	7,390
Education Property Tax2	5,754	5,696	5,673	5,316
Employer Health Tax	4,605	4,617	4,551	4,701
Ontario Health Premium	2,713	2,776	2,726	2,871
Gasoline Tax	2,360	2,323	2,365	2,366
Land Transfer Tax	1,363	1,013	1,022	1,023
Tobacco Tax	1,127	1,044	1,080	966
Fuel Tax	733	698	646	652
Beer and Wine Tax (replacing Fees)3	–	–	–	414
Electricity Payments-In-Lieu of Taxes	546	830	525	481
Other Taxes	481	352	353	342
	74,889	68,856	65,781	71,601
Government of Canada
Canada Health Transfer	8,487	8,942	9,737	10,217
Canada Social Transfer	3,778	4,079	4,204	4,327
Equalization	–	–	347	972
Infrastructure Programs	207	151	969	2,146
Labour Market Programs	664	797	1,261	1,207
Social Housing	525	520	492	487
Wait Times Reduction Fund	468	235	97	97
Other Federal Payments	2,468	1,867	1,458	4,230
	16,597	16,591	18,565	23,683
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,857	1,921	1,883	1,859
Liquor Control Board of Ontario	1,374	1,410	1,419	1,465
Ontario Power Generation Inc./Hydro One Inc.	1,214	713	797	844
Other Government Enterprises	(8)	(2)	(1)	(4)
	4,437	4,042	4,098	4,164
Other Non-Tax Revenue
Reimbursements	1,464	1,379	1,375	1,095
Vehicle and Driver Registration Fees	1,051	1,034	1,045	1,067
Electricity Debt Retirement Charge	982	970	912	916
Power Sales	929	953	1,436	1,385
Sales and Rentals	553	733	645	673
Other Fees and Licences	677	683	710	749
Beer and Wine Fees (replaced by Tax)3	466	459	458	115
Net Reduction of Power Purchase Contract Liability	398	373	348	339
Royalties	193	205	184	195
Miscellaneous Other Non-Tax Revenue	943	655	852	885
	7,656	7,444	7,965	7,419
Total Revenue	103,579	96,933	96,409	106,867
1 Sales Tax in 2010–11 includes Retail Sales Tax and Harmonized Sales Tax. As announced in the 2009 Budget, effective July 1, 2010, the Retail Sales Tax will be replaced with a value-added tax and combined with the federal Goods and Services Tax to create a federally administered Harmonized Sales Tax.
2 Education Property Tax (EPT) revenue, rather than netting against Education expense, will now be reported as revenue. These presentation changes are fiscally neutral.
3 Beer and Wine Tax replaces reduced Beer and Wine Fees (–$343 million) and the reduced sales tax on alcohol
(–$71 million). There is no net new revenue for the Province.

Total Expense Table 28 ($ Millions)
Ministry Expense	2007–08	Actual 2008–09	Interim 2009–10	Plan 2010–11
Aboriginal Affairs1	33	55	69.0	75.5
Agriculture, Food and Rural Affairs1	731	877	1,141.4	1,288.1
Attorney General	1,650	1,669	1,605.6	1,709.8
Board of Internal Economy	257	188	195.0	195.0
Children and Youth Services	3,733	4,069	4,455.7	4,667.3
Citizenship and Immigration	90	89	104.3	112.4
Community and Social Services	7,549	8,001	8,673.3	9,263.2
Community Safety and Correctional Services	1,982	2,121	2,257.7	2,690.6
Consumer Services	54	58	54.4	60.0
Economic Development and Trade1	328	245	262.3	349.8
Education1,2	18,733	19,626	20,636.4	21,363.7
Energy and Infrastructure1	389	251	369.5	683.3
Environment1	347	363	362.4	383.0
Executive Offices	36	35	35.6	33.1
Finance1	380	677	555.7	652.0
Francophone Affairs, Office of	5	5	5.1	5.1
Government Services1	916	939	1,230.8	1,102.4
Health and Long-Term Care	37,744	40,352	43,083.1	45,352.4
Health Promotion1	364	382	380.9	408.7
Labour	170	177	183.6	192.2
Municipal Affairs and Housing1	744	756	693.0	686.4
Natural Resources	629	621	624.2	600.1
Northern Development, Mines and Forestry	506	645	637.6	857.3
Research and Innovation1	301	295	343.8	411.5
Revenue1	641	635	1,161.8	1,003.8
Tourism and Culture1	584	566	684.0	715.1
Training, Colleges and Universities1	5,787	6,081	6,663.4	7,147.2
Transportation1	1,892	2,038	2,110.0	2,294.6
Interest on Debt3	8,914	8,566	8,930.0	9,961.2
Other Expense1	7,490	2,960	10,229.3	12,767.0
Year-End Savings4	–	–	–	(1,174.5)
Total Expense	102,979	103,342	117,738.8	125,857.3
1 Details on other ministry expense can be found in Table 29, Other Expense.
2 Education expense now includes School Board Expense, including $20.9 billion in 2010–11 as explained in the Addendum to the 2010 Ontario Budget: Accountability, Transparency and Financial Management.
3 Interest on debt is net of interest capitalized during construction of tangible capital assets of $109 million in 2009–10 and $212 million in 2010–11.
4 As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project startups and implementation plans.
Note: Numbers may not add due to rounding.

Other Expense Table 29 ($ Millions)
Ministry Expense		2007–08	Actual 2008–09	Interim 2009–10	Plan 2010–11
Aboriginal Affairs
One-Time Expense for the First Nations Gaming Agreement		201	–	–	–
Agriculture, Food and Rural Affairs
One-Time Extraordinary Assistance		274	–	–	–
Time-Limited Investments in Infrastructure		–	–	842.1	1,898.0
Time-Limited Assistance		76	13	28.5	9.0
Economic Development and Trade
One-Time Investments		152	–	–	–
Education
Teachers’ Pension Plan1		342	50	255.0	525.0
Energy and Infrastructure
Capital Contingency Fund		–	–	–	200.0
One-Time Investments in Municipal Infrastructure		450	–	–	–
Environment
One-Time Investments		–	68	36.5	–
Finance
One-Time Automotive Sector Support2		–	–	4,000.0	–
Investing in Ontario Act Investments		1,149	–	–	–
Ontario Municipal Partnership Fund		907	905	782.9	645.5
Operating Contingency Fund		–	–	50.0	1,840.4
Pension Benefit Guarantee Fund		–	–	500.0	–
Power Purchases		929	953	1,436.0	1,385.0
Government Services
Pension and Other Employee Future Benefits		531	971	917.0	1,102.0
Health Promotion
Time-Limited Investments in Infrastructure		–	–	47.8	345.1
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing Stock		100	–	585.3	659.3
Research and Innovation
One-Time Investments		87	–	5.0	–
Revenue
Harmonized Sales Tax Transitional Support		–	–	–	3,200.0
Tourism and Culture
One-Time Investments		57	–	–	–
Training, Colleges and Universities
Time-Limited Investments		699	–	553.5	957.7
Transportation
One-Time Transit and Infrastructure Investments		1,536	–	189.7	–
Total Other Expense		7,490	2,960	10,229.3	12,767.0
1 Numbers reflect PSAB pension expense. Ontario's matching contributions to the plan grow from $808 million in 2007–08 to $1,245 million in 2009–10 and $1,307 million in 2010–11.
2 Reflects the estimated fiscal impact of Ontario's $4.8 billion in support to the automotive industry.
Note: Numbers may not add due to rounding.

2010–11 Infrastructure Expenditures Table 30 ($ Millions)
Sector	Total Infrastructure Expenditures 2009–10 Interim	2010–11 Plan
		Investment in Capital Assets	Transfers and Other Infrastructure Expenditures1	Total Infrastructure Expenditures
Transportation
Transit	1,941	1,381	355	1,735
Highway Expansion/High Occupancy Vehicle Lanes	873	1,018	–	1,018
Highway and Bridge Rehabilitation	922	1,017	–	1,017
Other Transportation2	773	1,022	117	1,139
Health
Hospitals	2,306	2,065	10	2,075
Other Health	299	311	143	454
Education–School Boards	1,731	1,657	–	1,657
Postsecondary
Colleges	146	146	–	146
Universities	83	–	98	98
Water/Environment	505	41	306	348
Municipal and Local Infrastructure	464	34	493	527
Justice	271	641	29	670
Other	760	697	384	1,082
Short-Term Stimulus Investments	1,627	697	3,679	4,376
Subtotal	12,702	10,728	5,614	16,342
Less: Other Partner Funding3	514	464	–	464
Total Excluding Partner Funding	12,188	10,264	5,614	15,878
Less: Flow-Throughs4	1,120	487	2,179	2,666
Total Provincial Expenditure5	11,068	9,776	3,435	13,212
1 Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs. These expenditures are included in the Province’s total expense in Table 28.
2 Other transportation includes planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., municipal/local roads/remote airports).
3 Third-Party Contributions to capital investment in the consolidated sectors (schools, colleges and hospitals).
4 Mostly federal government transfers for capital investments.
5 Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $8.5 billion for 2009–10.
Note: Numbers may not add due to rounding.

Ten-Year Review of Selected Financial and Economic Statistics1 ($ Millions)
	2001–02	2002–032	2003–04
Financial Transactions
Revenue	72,307	74,675	74,269
Expense
Programs	61,595	64,864	70,148
Interest on Debt4	10,337	9,694	9,604
Total Expense	71,932	74,558	79,752
Reserve	–	–	–
Surplus/(Deficit)	375	117	(5,483)
Net Debt5,6	132,121	132,647	138,816
Accumulated Deficit7	132,121	118,705	124,188
Gross Domestic Product (GDP) at Market Prices	453,701	477,763	493,081
Personal Income	361,187	369,420	381,127
Population — July (000s)	11,897	12,091	12,242
Net Debt per Capita (dollars)	11,105	10,971	11,339
Personal Income per Capita (dollars)	30,360	30,553	31,133
Total Expense as a per cent of GDP	15.9	15.6	16.2
Interest on Debt as a per cent of Revenue	14.3	13.0	12.9
Net Debt as a per cent of GDP	29.1	27.8	28.2
Accumulated Deficit as a per cent of GDP	29.1	24.8	25.2
1 Both revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes.
2 Starting in 2002–03, investments in major tangible capital assets owned by the Province (land, buildings, and transportation infrastructure) have been capitalized and amortized to expense over their useful lives. Starting in 2009–10, investments in minor tangible capital assets owned by the Province (information technology infrastructure and systems, vehicles and marine fleet and aircraft) will also be capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
3 Starting in 2005–06, the Province’s financial reporting was expanded to include hospitals, school boards and colleges. Total expense prior to 2005–06 has not been restated to reflect expanded reporting.
4 Interest On Debt is net of interest capitalized during construction of tangible capital assets of $109 million in 2009–10 and $212 million in 2010–11.
5 Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the surplus/deficit of the Province plus the change in non-financial assets and, effective April 1, 2007, the change in the fair value of the Ontario Nuclear Funds.
Sources: Ontario Ministry of Finance and Statistics Canada.

Table 31
2004–05	2005–063	2006–07	2007–08	Actual 2008–09	Interim 2009–102	Plan 2010–11

83,861	90,305	96,640	103,579	96,933	96,409	106,867

76,048	80,988	85,540	94,065	94,776	108,809	115,896
9,368	9,019	8,831	8,914	8,566	8,930	9,961
85,416	90,007	94,371	102,979	103,342	117,739	125,857
–	–	–	–	–	–	700
(1,555)	298	2,269	600	(6,409)	(21,330)	(19,690)
140,921	149,928	150,618	153,188	165,864	193,226	219,991
125,743	109,155	106,776	105,617	113,238	134,568	154,258
516,106	537,383	560,286	585,723	587,827	567,199	592,155
400,994	419,457	442,615	464,593	482,086	480,379	496,232
12,391	12,528	12,665	12,795	12,936	13,069	13,194
11,373	11,967	11,892	11,972	12,822	14,785	16,674
32,362	33,482	34,948	36,311	37,267	36,757	37,610
16.6	16.7	16.8	17.6	17.6	20.8	21.3
11.2	10.0	9.1	8.6	8.8	9.3	9.3
27.3	27.9	26.9	26.2	28.2	34.1	37.2
24.4	20.3	19.1	18.0	19.3	23.7	26.1
6Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges consistent with Public Sector Accounting Board standards. For comparative purposes, Net Debt has been restated from 2005–06 to 2008–09 to conform with this revised presentation. Net Debt has also been restated in 2003–04, 2004–05 and 2005–06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.
7Accumulated Deficit is calculated as the difference between liabilities and total assets. The annual change in the Accumulated Deficit is equal to the surplus/deficit plus, effective April 1, 2007, the change in the fair value of the Ontario Nuclear Funds. For fiscal 2005–06, the change in the Accumulated Deficit includes the opening combined net assets of hospitals, school boards and colleges that were recognized upon consolidation of these Broader Public Sector entities. For fiscal 2006–07, the change in the Accumulated Deficit includes an adjustment to the unfunded liability of the Ontario Electricity Financial Corporation made at the beginning of the year. For fiscal 2007–08, a $1.2 billion decrease in the Accumulated Deficit is made up of $0.6 billion in the Province’s operating surplus, with the remainder resulting from a change in accounting policy. Under this change, Ontario Nuclear Funds Agreement funds are reported at fair value on Ontario Power Generation Inc. books and, upon consolidation, on the Province’s consolidated financial statements.
Sources: Ontario Ministry of Finance and Statistics Canada.

SUPPORT FROM GAMING FOR HEALTH CARE, THE ONTARIO TRILLIUM FOUNDATION AND COMMUNITIES

Provincial proceeds from gaming activities continue to support Provincial priorities, including the operation and support of hospitals, charities, amateur sports, communities and the agricultural sector.

Support for Health Care, Charities, and Problem Gambling and Table 32 Related Programs ($ Millions)
	Interim 2009–10	Plan 2010–11
Revenue from Lotteries, Charity Casinos and Slot Machines at Racetracks:
Operation of Hospitals	1,543	1,567
Ontario Trillium Foundation	120	120
Problem Gambling and Related Programs	40	39
Ontario Amateur Sports	10	10
Revenue from Commercial Casinos:
General Government Priorities	171	123
Total	1,883	1,859
Note: Numbers may not add due to rounding.

Revenue from Lotteries, Charity Casinos and Slot Machines at Racetracks

The Ontario Lottery and Gaming Corporation Act, 1999, requires that net Provincial revenue generated from lotteries, charity casinos and racetrack slot machines support services such as the operation of hospitals, problem gambling and related programs, amateur sports, and funding for charitable and not-for-profit organizations through the Ontario Trillium Foundation.

An estimated $1,567 million in net revenue from lotteries, charity casinos and slot machines at racetracks will be applied to support the operation of hospitals in 2010–11.

In 2010–11, the Ontario Trillium Foundation will receive $120 million to help build strong and healthy communities through contributions to charitable and not-for-profit organizations in the arts and culture, sports and recreation, human and social services, and environment sectors.

Two per cent of gross slot-machine revenue, estimated at $39 million for 2010–11, is allocated for problem gambling prevention, treatment and research programs.

The Quest for Gold lottery will provide an estimated $10 million in 2010–11 for direct financial support to Ontario’s high-performance amateur athletes.

Benefits from Commercial Casinos

In 2010–11, net Provincial revenue from commercial casinos, estimated at $123 million, will be used to support general government priorities, including health care, education and public infrastructure. In addition to the support for general government priorities, commercial casino operations support approximately 10,800 direct jobs in Ontario and provide vital tourism and economic development attractions for their respective communities.

Other Beneficiaries of Charity Casinos and Slot Machines at Racetracks

Support for Agricultural Sector and Municipalities Table 33 ($ Millions)
	Interim 2009–10	Plan 2010–11
Agricultural Sector1	333	346
Municipalities	76	77
Total	409	423
1The agricultural sector’s share of racetrack slot-machine revenue and municipalities’ share of slot-machine revenue from charity casinos or racetrack slot facilities is received directly from the Ontario Lottery and Gaming Corporation.

Approximately 20 per cent of gross revenue from slot machines at racetracks is used to promote the economic growth of the horse-racing industry. Since 1998, this initiative has provided over $2.9 billion to the horse-racing industry in Ontario, a key component of the Province’s agricultural sector. For 2010–11, additional support is estimated at $346 million.

A portion of gross slot-machine revenue, estimated at $77 million in 2010–11, will be provided to municipalities that host charity casinos and slot operations at racetracks. These revenues will help offset local infrastructure and service costs.